Sainsbury's

R...I'ED

2008 OCT 28 P 1:29

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549 [redacted]
USA

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	16 October 2008

08005616

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 16th October 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
OCT 30 2008 SA
THOMSON REUTERS

10/29

Registered office as above
Registered number 3261722 England
A subsidiary of J Sainsbury plc

20/001004

16 October 2008

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 16 October 2008 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 16 October 2008 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 253.05 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	45	11	548,728
Darren Shapland	46	11	442,122
Person Discharging Managerial Responsibility			
Gwyn Burr	46	11	80,315
Tim Fallowfield	46	11	178,620
Angela Morrison	46	11	13,094
Neil Sachdev	45	11	24,020

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

Justina.Marfo

16 October 2008

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 16 October 2008 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 16 October 2008 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 253.05 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	45	11	548,728
Darren Shapland	46	11	442,122
Person Discharging Managerial Responsibility			
Gwyn Burr	46	11	80,315
Tim Fallowfield	46	11	178,620
Angela Morrison	46	11	13,094
Neil Sachdev	45	11	24,020

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

Justina.Marfo

16 October 2008

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 16 October 2008 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 16 October 2008 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 253.05 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	45	11	548,728
Darren Shapland	46	11	442,122
Person Discharging Managerial Responsibility			
Gwyn Burr	46	11	80,315
Tim Fallowfield	46	11	178,620
Angela Morrison	46	11	13,094
Neil Sachdev	45	11	24,020

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

Justina.Marfo

16 October 2008

J Sainsbury plc

Purchase of ordinary shares of 28 4/7 pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 16 October 2008 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 16 October 2008 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 253.05 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	45	11	548,728
Darren Shapland	46	11	442,122
Person Discharging Managerial Responsibility			
Gwyn Burr	46	11	80,315
Tim Fallowfield	46	11	178,620
Angela Morrison	46	11	13,094
Neil Sachdev	45	11	24,020

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

16 October 2008

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 16 October 2008 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 16 October 2008 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 253.05 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	45	11	548,728
Darren Shapland	46	11	442,122
Person Discharging Managerial Responsibility			
Gwyn Burr	46	11	80,315
Tim Fallowfield	46	11	178,620
Angela Morrison	46	11	13,094
Neil Sachdev	45	11	24,020

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

Justina.Marfo

16 October 2008

J Sainsbury plc

Purchase of ordinary shares of 28 4/7 pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 16 October 2008 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 16 October 2008 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 253.05 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	45	11	548,728
Darren Shapland	46	11	442,122
Person Discharging Managerial Responsibility			
Gwyn Burr	46	11	80,315
Tim Fallowfield	46	11	178,620
Angela Morrison	46	11	13,094
Neil Sachdev	45	11	24,020

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

END

Justina.Marfo